==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                -----------

                             Amendment No. 3 to

                                SCHEDULE TO
               Tender Offer Statement under Section 14(d)(1)
             or 13(e)(1) of the Securities Exchange Act of 1934

                                    and

                             Amendment No. 3 to

                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                                -----------

                           Sybron Chemicals Inc.
                     (Name of Subject Company (Issuer))

                      Project Toledo Acquisition Corp.
                             Bayer Corporation
                          Bayer Aktiengesellschaft

                    (Names of Filing Persons (Offerors))

                                -----------

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                -----------

                                 870903101
                   (Cusip Number of Class of Securities)
                                -----------

                         Bruce A. Mackintosh, Esq.
                             Bayer Corporation
                               100 Bayer Road
                         Pittsburgh, PA 15205-9741
                         Telephone: (412) 777-2000
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                                  Copy to:

                         Daniel P. Cunningham, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                       New York, New York 10019-7475
                         Telephone: (212) 474-1000

                        ---------------------------
                              October 4, 2000
                        ---------------------------

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

==============================================================================

          Project Toledo Acquisition Corp., a Delaware corporation (the "Purchaser"), Bayer Corporation, an Indiana corporation ("Parent"), and Bayer Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("Bayer AG"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Schedule TO") and their Schedule 13D, in each case, originally filed on September 8, 2000. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Sybron Chemicals Inc., a Delaware corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, at $35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Offer to Purchase.

Item 11. Additional Information.

          On October 4, 2000, Parent announced the receipt of notification that the German Federal Cartel Office cleared the Offer under applicable German law and issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(J) Press Release issued by Parent on October 4, 2000.

                                  SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PROJECT TOLEDO ACQUISITION CORP.,

                                        By: /s/ John L. Williams
                                            -----------------------------
                                            Name:  Dr. John L. Williams
                                            Title: President

                                        BAYER CORPORATION,

                                        By: /s/ E.L. Foote, Jr.
                                            -----------------------------
                                            Name:  E.L. Foote, Jr.
                                            Title: Executive Vice President


                                        BAYER AKTIENGESELLSCHAFT,

                                        By: /s/ Roland Hartwig
                                            -----------------------------
                                            Name:  Dr. Roland Hartwig
                                            Title: General Counsel

Dated:  October 4, 2000

                                 EXHIBIT INDEX

Exhibit No.      Document

(a)(1)(J)        Press Release issued by Parent on October 4, 2000.